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                                           [J E N N E R & B L O C K LOGO]

January 25, 2005                           Jenner & Block LLP     Chicago
                                           One IBM Plaza          Dallas
                                           Chicago, IL 60611      Washington, DC
                                           Tel  312-222-9350
                                           www.jenner.com


                                           Edward G. Quinlisk
                                           Tel   312 840-8679
                                           Fax  312 840-8779
                                           equinlisk@jenner.com

VIA EDGAR AND FACSIMILE
TO (202) 942-9627 AND (202) 942-9531


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549-0306
Attention:        Edward M. Kelly
                  Nudrat S. Salik

    Re:      Viskase Companies, Inc.
             Pre-effective Amendment No. 2 to Registration Statement on Form S-4 Filed January 18, 2004
             File 333-120002

Ladies and Gentlemen:

         On behalf of Viskase Companies, Inc. ("Viskase" or the "Company"), we are responding to your comment letter of January 24, 2005 regarding the above-referenced registration statement.

         Viskase is filing this correspondence via the EDGAR system and simultaneously delivering a copy by facsimile. Copies of this correspondence, the amended registration statement and the supplemental materials referred to in this letter are being separately delivered by courier. Set forth below are the responses of Viskase to the comments in your letter, with the numbers of such responses corresponding to the numbers of your comments.

General

o        COMMENT 1: File as correspondence on the EDGAR system the facsimile that you sent us dated January 24, 2005.

         RESPONSE:  The facsimile is filed herewith as requested.

Summary Consolidated Historical and Pro Forma Financial Data, page 9

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o        COMMENT 2: We note your response to prior comment 6 and the pro forma financial information provided. Show precisely how you computed each component of note 1 for each period presented. For example, provide detailed disclosures on how you arrived at an increase in interest expense of $2,124 for the nine months ended September 30, 2004 and $2,149 for the year ended December 31, 2003.

         RESPONSE:  Viskase has provided additional footnote detail to the
                    Summary Consolidated Historical and Pro Forma Financial
                    Data.

o        COMMENT 3: Clarify why net income for the year ended
                    December 31, 2003 would have been unchanged if the offering of the notes, the repayment of the GECC capital lease obligations, and the repurchase of $55.5 millions of your 8% senior notes had occurred on January 1, 2003.

         RESPONSE:  Viskase has provided additional footnote detail to the
                    Summary Consolidated Historical and Pro Forma Financial Data. The pro forma adjustments included a series of offsetting factors such that the overall adjustment to net income was relatively small.

Risk Factors, page 11

o        COMMENT 4: We note your response to prior comment 10.
                    Disclose the significance level of Viskase Europe Limited as of each balance sheet date, including interim ones, after the notes' original issuance. We note that the significance level is less than 10%. However, this information could still be viewed to be material in understanding the collateral securing your notes.

         RESPONSE:  The significance level of Viskase Europe Limited as of June
                    30, 2004 and September 30, 2004 has been provided on page
                    17.

Description of the Notes, page 77

o        COMMENT 5: We note the revised disclosure on page 104 in
                    response to prior comment 14. Further clarify the effect of the waiver and release described in this subsection. For example, if you intend to convey that none of the parties mentioned shall be liable for payment of the notes, revise to state so. If the waiver is broader, revise to clarify. Also expand the added disclosure to address liability under the federal securities laws rather than merely the Securities Act.

         RESPONSE:  The word "payment" has been inserted, and the reference to the Securities Act has been changed in the manner requested.

Note 15.  Contingencies, page F-36


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o        COMMENT 6: We note your response to prior comment 26.
                    Provide us updated information on the status of your settlement with the Quebec Department of Ministry. Also revise your disclosures in the S-4 in response to the comment.

         RESPONSE:  Viskase Canada Inc.'s negotiations with the Quebec
                    Department of Revenue have resulted in Viskase Canada making a settlement offer, whereby Viskase Canada would pay $300,000 (Canadian) and there would be no collection of the underlying sales tax from the customers of Viskase Canada. The settlement offer has been recommended internally for approval by the ultimate decision making authority within the Quebec Department of Revenue. The disclosures have been revised accordingly on pages 26, 65 and F-37.

                    Viskase's customers are exempt from the sales tax at issue. Accordingly, if Viskase were to pay the tax and collect it from its customers, the customers would then be able to seek a refund of the tax. As a result, from the perspective of the Quebec Department of Revenue, there has been no lost revenues as a result of Viskase's failure to collect the taxes. Viskase believes that the Quebec Department of Revenue recognizes that it has suffered no financial harm, and accordingly that Viskase's settlement offer is attractive. For this reason, as well as the tenor of the settlement discussions with the Department of Revenue and Viskase's discussions with its Canadian counsel, Viskase is confident that the matter will be resolved at the current settlement level.

Note 11.  Retirement Plans, page F-65

o        COMMENT 7: We note your response to prior comment 25.
                    Provide the disclosures required by paragraph 9(a) of SFAS 132(R) in your interim financial statements.

         RESPONSE:  The additional disclosures have been provided in footnote 11 of the interim financial statements.

Exhibit 10.1

o        COMMENT 8: Refer to prior comment 29 and section 6.9 of
                    exhibit 10.1. Confirm that there is no schedule 5.7 to
                    exhibit 10.1 or file the schedule.

         RESPONSE:  The reference to "Schedule 5.7" in Section 6.9 of exhibit
                    10.1 should be to "Schedule 5.7(b)." A Schedule 5.7 was never prepared or contemplated; the above reference to
                    Schedule 5.7 resulted from the inadvertent omission of the "(b)."

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Exhibit 10.16

o        COMMENT 9: We note your response to prior comment 29. It
                    does not appear that you included exhibits A, C, and D to
                    exhibit 10.16 in their entirety. Revised or advise.

         RESPONSE:  Exhibits A, C and D to exhibit 10.16 are "forms" of agreements and documents. The omissions and bracketed language were intentional and are part of the exhibits to the original document.

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         Please call the undersigned at (312) 840-8679 or Thomas A. Monson at
(312) 840-8611 regarding any questions or comments you may have.

                                    Sincerely,




                                    /s/ Edward G. Quinlisk
                                    --------------------------------------------
                                        Edward G. Quinlisk

         cc: Gordon S. Donovan


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